MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the years ended December 31, 2006 and 2005, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at May 29, 2007.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response Biomedical currently has eleven tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company’s revenues by product and service market segment were as follows:

Clinical products revenue for the three month period ended March 31, 2007 increased 139% to $607,576 compared to $254,458 for the same period in 2006.

Vector products (West Nile Virus) revenue for the three month period ended March 31, 2007 decreased 51% to $100,405 compared to $205,555 for the same period in 2006.

Biodefense products revenue for the year ended March 31, 2007 increased 75% to $372,483 compared to $212,583 for the same period in 2006.

Contract service fees and revenue from collaborative research agreements for the three month period ended March 31, 2007 decreased 100% to $Nil compared to $65,589 for the same period in 2006.

As at March 31, 2007, the Company had $5,761,501 in cash and cash equivalents and short-term investments, a decrease of $3,405,355 compared to $9,166,856 as at December 31, 2006. As at March 31, 2007, the Company had a working capital balance of $6,573,779, a decrease of $2,689,814 compared to $9,263,593 as at December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the three month period ended March 31, 2007, the Company obtained $153,097 in cash through the issuance of shares related to the exercise of stock options and $123,143 through the exercise of warrants.

Operational milestones during the three month period ended March 31, 2007 included:

  In January 2007, the Company announced that it had commercially launched its RAMP NT- proBNP Test for the diagnosis of congestive heart failure in Europe. More than 25 RAMP readers, as well as NT-proBNP and Troponin I tests, were sold for placement with hospitals, clinics and medical labs in France, through ALL DIAG SA, the Company's distributor in France. The Company has 13 local distributors in Europe, marketing its RAMP cardiovascular products;
  In January 2007, the Company announced that it had been issued a notice of allowance by the United States Patent and Trademark Office for the patent entitled "sensitive immunochromatographic assay", a patent that covers key aspects of the Company’s lateral flow immunoassays with the RAMP point-of-care testing platform; and
  In February 2007, the Company appointed Duane A. Morris to the role of chief operating officer responsible for the operational and strategic leadership of the research, development and manufacturing functions of the Company. He replaced Brian G. Richards, a co-founder of the Company, who remains a member of the board of directors. As part of a succession plan, William J . Radvak, president and chief executive officer, also announced his intention to step down following the conclusion of an executive search for a replacement, which is in progress. The Company believes the appointment of the new chief executive officer may take some months, and Mr. Radvak is expected to stay through the appointment as well as a transition period to ensure an orderly progression.

Subsequent to the end of the quarter, on May 17, 2007, the Company finalized an agreement to lease a multi-use, 46,000 square foot facility in Vancouver, British Columbia. The facility is expected to house all of the Company’s operations beginning in early 2008 and requires the Company to pay approximately $174,000 per month in rent and operating expenses beginning in February 2008. Initial capital modifications to the facility are to be paid by the landlord and managed by the Company. The agreement has an initial term of 15 years with two 5 year renewal options. The average expected total rent and operating expenses over the initial term are approximately $240,000 per month. To secure the lease, the Company is required to maintain a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $871,000.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense, the accreted interest expense related to convertible debentures and valuation allowance on future income tax assets. Actual results could differ from management’s estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2006. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2006 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements, which are refundable, are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 11(b) to the unaudited interim consolidated financial statements as at March 31, 2007. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Effective January 1, 2006, the Company changed its policy for accounting for stock-based awards to estimate forfeitures on each reporting period on stock options granted to executive officers, directors, employees and consultants. Previously, the Company reversed stock-based compensation expense on unvested stock options forfeited during the year.

Warranty accruals

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Convertible debentures

The carrying value of convertible debentures was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt was recorded as contributed surplus. The carrying value of the convertible debentures was being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. $108,000 of the debentures outstanding as at December 31, 2005 were converted in the three month period ended March 31, 2006 and the initial amount recorded to debentures along with the value of conversion options exercised and accreted interest net of cash interest payments was recorded to share capital.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530 “Comprehensive Income”, and Section 3855 “Financial Instruments – Recognition and Measurement”. These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements

The adoption of these accounting policy changes has not had an impact on the Company’s financial position as at March 31, 2007.

RESULTS OF OPERATIONS

For the three month periods ended March 31, 2007 and 2006

Revenue and Cost of Sales

Revenues from product sales for the three month period ended March 31, 2007 were $1,080,464 compared to $672,596 for the same period in 2006, an increase of 61%.

Clinical product sales, primarily from cardiovascular products, for the three month period ended March 31, 2007 increased 139% to $607,576 compared to $254,458 for the same period in 2006. This increase is largely due to product sales recorded from the Company’s distributors in Japan and China in the three month period ended March 31, 2007 of approximately $300,000 [2006 – $7,500] in addition to recurring test sales to a growing customer base.

Sales of the Company’s West Nile Virus products for the three month period ended March 31, 2007 decreased 51% to $100,405 compared to $205,555 for the same period in 2006. This decrease is mainly due to fewer new placements as a result of the target market being substantially penetrated.

Biodefense product sales for the three month period ended March 31, 2007 increased 75% to $372,483 compared to $212,583 for the same period in 2006 primarily due to closing two significant orders in the three month period ended March 31, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenues from contract service fees and collaborative research arrangements for the three month period ended March 31, 2007 was $Nil compared to $65,589 for the same period in 2006, a decrease of 100%. This decrease is primarily due to development programs related to the Company’s BNP test for the Japanese market and the Staph A test, being largely completed in 2006.

Included in total revenues of $1,080,464 for the three month period ended March 31, 2007 is $17,953 [2006 – $33,699] of revenue recognized that was deferred from prior periods and hence does not result in cash in the current period.

Cost of sales for the three month period ended March 31, 2007 was $679,912 compared to $409,325 for the same period in 2006, an increase of 66%. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin for the three month period ended March 31, 2007 was 37% compared to 45% for the same period in 2006 due primarily to a lack of higher margin services revenue as well as a lesser proportion of higher margin non-clinical product sales. The gross margin on product sales revenues was 37% versus 39% for the three month periods ended March 31, 2007 and March 31, 2006, respectively. Going forward, the Company expects variation in gross margin based on product mix and the scale up and automation of its manufacturing operations to meet the needs of its growing clinical test business.

Expenses

Research and development expenditures for the three month period ended March 31, 2007 increased to $1,793,692 from $1,161,151 for the same period in 2006, an increase of 54%. The increase is primarily due to the cost incurred by the Company in the development of a next generation RAMP reader in the amount of $316,000, higher payroll costs to support increased product development activity totaling $104,000, higher costs related to submitting and maintaining patent filings in the amount of $85,000, and an increase in the amount accrued related to license fees to commercialize a RAMP test using a proprietary marker in the amount of $42,000.

Marketing and business development expenses for the three month period ended March 31, 2007 increased 29% to $617,339 compared to $479,891 for the same period in 2006. The increase is primarily due to higher payroll costs related to increased clinical support and business analysis activities totaling $105,000. This increase was offset by lower stock-based compensation expense, in the amount of $51,000, due to a new vesting model adopted by the Company in March 2006 in which significant portions of the options vest in the latter part of the term, which is now extended from 18 months to 4 years.

General and administrative expenses for the three month period ended March 31, 2007 were $745,925 compared to $750,162 for the same period in 2006, a decrease of less than 1%. The decrease is primarily due to lower stock-based compensation expense, in the amount of $136,000 due to a new vesting model adopted by the Company in March 2006 in which significant portions of the options vest in the latter part of the term, which is now extended from 18 months to 4 years. This decrease was offset by an increase in payroll and recruiting costs of $126,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Income/Expenses

For the three month period ended March 31, 2007, interest expense amounted to $851 compared to $99,344 for the same period in 2006. Interest expense for debentures, including accretion, for the three month period ended March 31, 2007 amounted to $Nil [2006 - $85,154]. Interest expense related to the line of credit for the three month period ended March 31, 2007 amounted to $Nil [2006 - $12,419]. Other interest expense not related to the debentures or to the line of credit, for the three month period ended March 31, 2007 amounted to $851 [2006 - $1,771].

Amortization of deferred financing costs for the three month period ended March 31, 2007 was $Nil [2006 - $37,544]. The 2006 costs relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement and the convertible debentures from an October 2005 financing.

During the three month period ended March 31, 2007, the Company earned interest income of $90,300 [2006 - $956], relating to higher average funds on deposit.

Loss

For the three month period ended March 31, 2007, the Company reported a loss of $2,721,099 or $0.02 per share compared to a loss of $2,191,405 or $0.03 per share for the same period in 2006. The increase in loss for the three month period ended March 31, 2007 compared to the same period in 2006 is primarily due to increased research and development expenditures for new research and development projects, including the Company’s next generation RAMP reader, license fees for rights to develop a RAMP test using a proprietary marker, and higher payroll expenses.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for the eight previous quarters ended March 31, 2007.

	2007	2006	2006	2006	2006	2005	2005	2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Total Revenue	1,080,464	1,123,693	1,435,815	1,122,365	738,185	1,043,215	719,729	929,919
Gross Profit	400,552	528,723	647,448	603,615	328,860	563,645	374,510	478,006
Gross Margin	37%	47%	45%	54%	45%	54%	52%	51%
Expenses	3,156,956	4,032,526	2,507,170	2,605,643	2,391,204	3,545,196	2,255,665	2,325,385
Loss	(2,721,099)	(3,431,451)	(1,833,288)	(1,872,023)	(2,191,405)	(3,031,101)	(1,933,580)	(1,883,294)
Loss per Share – Basic and Diluted	(0.02)	(0.03)	(0.02)	(0.02)	(0.03)	(0.04)	(0.03)	(0.03)
Total Assets	10,431,436	12,966,931	5,936,076	8,206,769	10,164,602	2,253,939	2,049,527	2,733,627

Quarter-to-quarter variability and the general trending increase in revenue is driven primarily by the following factors:

  Generally increasing market acceptance of the Company’s products, including the initial launch of clinical products occurring internationally in mid 2004, in the US in the first quarter of 2005, and in Japan in the second quarter of 2006;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Seasonality related to the demand for RAMP West Nile Virus tests where the majority of the year’s sales generally occur in the second and third quarters as well as significant penetration of this target market;
  The timing of achievement of services contract milestones and corresponding revenue recognition and completion of development contracts;
  The shift in US Department of Homeland Security priorities, since late 2005, which continues;
  The timing of significant one-time bio-defense system orders; and
  The timing of cardiac product orders from its distributors in China and Japan.

The losses reported are primarily the result of increased research and development expenditures for new product development and to improve current products, a general increase in infrastructure across all functions to support anticipated sales and partnering requirements. In 2005, the Company experienced greater direct sales, marketing and business development expenditures and since the first quarter of 2006 altered its sales strategy putting a relatively greater emphasis on the utilization of distributors and partners.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of March 31, 2007, the Company has raised approximately $58.3 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

The Company’s working capital as at March 31, 2007 was $6,573,779, a decrease of $2,689,814 from working capital of $9,263,593 as at December 31, 2006. With the growth of its operations, the Company’s requirements for working capital are increasing. For the three month period ended March 31, 2007, the Company relied primarily on cash on hand and gross profit margin from sales of products and exercise of share purchase warrants and stock options to fund its expenditures.

For the three month period ended March 31, 2007, the Company incurred losses of $2,721,099 versus losses of $2,191,405 for the same period in 2006. Until the Company receives greater revenue from product sales, it expects that it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and debt financing, as appropriate and where available.

As at March 31, 2007, the Company had 15,023,465 warrants outstanding at exercise prices between $0.50 and $0.62 per share, which if fully exercised, would result in the receipt of approximately $9.12 million. The Company also had 8,492,487 stock options outstanding of which 3,384,613 were exercisable at prices between $0.33 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $2.18 million.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s audited consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at March 31, 2007 had an accumulated deficit of $56,313,181 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. The Company is pursuing arrangements for additional capital, however there is no certainty that funds will be available on acceptable terms, if at all. If additional funds are not obtained, the Company would have to curtail its current operations resulting in a material adverse impact on its business; 3) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 4) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 5) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted; 6) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 7) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 8) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate that the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success in developing the point-of-care NT-proBNP market; 9) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 10) Government regulation: For clinical testing applications the Company requires a number of regulatory approvals to market its products and obtaining these approvals can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance or approval, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances or approvals; 11) Third-party re-imbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 12) Seasonality: The business and industry is affected by

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 13) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 14) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents and short-term investments being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at March 31, 2007, the Company had the following material commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
License Fees	645,002	587,502	33,000	22,000	2,500
Facility Sublease	524,000	524,000	—	—	—
Equipment	135,854	135,854	—	—	—
Design and Engineering Services	551,973	551,973	—	—	—

Total	1,856,829	1,799,329	33,000	22,000	2,500

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTSTANDING SHARE CAPITAL

As at March 31, 2007 there were 114,001,250 common shares issued and outstanding for a total of $57,292,533 in share capital, 8,492,487 (of which 3,384,613 were exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.64 per share, 2,050,675 common shares reserved for future grant or issuance under the Company’s stock option plan and 15,023,465 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.61 per share.

As at May 29, 2007 there are 114,469,188 common shares issued and outstanding for a total of $57,673,726 in share capital, 8,950,062 (of which 3,329,387 were exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.64 per share, 1,532,100 common shares reserved for future grant or issuance under the Company’s stock option plan and 14,616,527 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.61 per share.

TRANSACTIONS WITH RELATED PARTIES

The following payments were made to directors or companies related to or under their control:

	Three Months Ended March 31,
	2007	2006
	$	$
Strategic consulting services	—	66,500
Directors’ fees	—	80,000
	—	146,500

In 2006 the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the three month period ended March 31, 2007, the Company earned revenues totaling $1,247 [2006 - $Nil], from this shareholder, on account of a co-development agreement entered into prior to this shareholder becoming a related party. As at March 31, 2007, the accounts receivable of $Nil related to this revenue remained outstanding and was included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, trade receivables, other receivables, accounts payable, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at March 31, 2007, four [March 31, 2006 - four] customers represent 61% [March 31, 2006 - 62%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company minimizes this risk by maintaining a US dollar bank account for all US sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company’s cash and cash equivalents and short-term investments being invested in variable rate securities.

DISCLOSURE AND FINANCIAL REPORTING CONTROLS

Certain weaknesses were identified in the internal controls over financial reporting. Due to the size of the Company, it is not feasible to achieve complete segregation of duties to provide effective controls over financial reporting. Also, the Company may not have the necessary in-house knowledge to address complex accounting, taxation and legal issues that may arise. These weaknesses and their related risks are not uncommon in a company of the size of Response Biomedical because of limitations in size and number of staff. In the fourth quarter of 2006, the Company made significant changes to its controls in the course of implementing a new enterprise resource planning system. The Company’s 2006 audited consolidated financial statements and annual report were prepared using the legacy accounting system as a check on the new system. The legacy accounting system was no longer run in parallel to the new system as of January 1, 2007. Management believes that the validation provided by the parallel test in the fourth quarter of 2006 and the implementation of additional reporting and monitoring tools during the first quarter of 2007, reasonably assure the reliability of the new system. Management intends to incorporate further enhancements over the coming months. Management employs compensating controls, primarily at the entity level, to mitigate the risk of a material misstatement in financial reporting.